Auryn Resources Announces 2017 Annual General and Special Meeting Voting Results

Vancouver, British Columbia – June 5th, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF “Auryn” or the “Company”) in accordance with Toronto Stock Exchange requirements, is pleased to announce the voting results for election of its Board of Directors at the Annual General and Special Meeting of Shareholders held on June 1, 2017 in Vancouver, British Columbia. The director nominees as listed in the Management Information Circular dated April 12, 2017 were elected as directors of the Company at the meeting to serve until the next annual general meeting.

A total of 39,648,718 shares of the Company’s common shares were present or represented by proxy at the Meeting, representing 51.75% of the outstanding common shares. The voting results for the election of directors are as follows:

Name of Nominee	Votes For	Votes For (%)	Votes Withheld/Abstain	Votes Withheld/ Abstain (%)
Shawn Wallace	32,248,243	99.91%	30,226	0.09%
Ivan James Bebek	30,702,745	95.12%	1,575,724	4.88%
Gordon J. Fretwell	27,471,342	85.11%	4,807,127	14.89%
Steve Cook	30,703,449	95.12%	1,575,020	4.88%
Keith Minty	32,248,219	99.91%	30,250	0.09%
Daniel T. McCoy	30,706,049	95.13%	1,572,420	4.87%
Antonio Arribas	30,692,694	95.09%	1,585,775	4.91%
Michael Kosowan	29,015,543	89.89%	3,262,926	10.11%

There were 7,370,249 non-votes recorded (but not voted) for each director. Non-votes are discretionary votes given to a broker by a US beneficial holder but such votes are not allowed under Canadian Securities Regulations.

Voting results have been reported on www.sedar.com

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, VP of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibsons MacQuoid gold project’s located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.